SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                            (Name of Subject Company)

     MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC; MPF - NY 2005, LLC; MP FALCON FUND; MPF DEWAAY PREMIER FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6A, LLC; MACKENZIE PATTERSON SPECIAL
    FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND
    7, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND, LLC; MACKENZIE
     SPECIFIED INCOME FUND, L.P.; MPF SPECIAL FUND 8, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; AND MACKENZIE PATTERSON FULLER, INC.
                               AND C.E. PATTERSON
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

          Transaction                                   Amount of
          Valuation*                                    Filing Fee

             N/A                                           N/A


[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


Item 12. Exhibits.
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         (a)(1) Form of Letter to Unit holders dated June 15, 2005



Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.